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Ben & Jerry's Homemade, Inc.
30 Community Drive
South Burlington, Vermont 05403-6828

                                          April 18, 2000

Dear Shareholder:

    I am pleased to inform you that Ben & Jerry's Homemade, Inc. has entered into a merger agreement with Conopco, Inc., an indirect subsidiary of Unilever N.V. and Unilever PLC, pursuant to which a wholly-owned subsidiary of Conopco has commenced a tender offer to purchase all of the outstanding shares of Ben & Jerry's common stock for $43.60 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of Ben & Jerry's shares outstanding on a fully diluted basis being tendered and not withdrawn. The tender offer will be followed by a merger, in which each share of Ben & Jerry's common stock not purchased in the tender offer will be converted into the right to receive $43.60 per share in cash.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE CONOPCO OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF BEN & JERRY'S SHAREHOLDERS. ALTHOUGH BEN COHEN AND JERRY GREENFIELD, CO-FOUNDERS AND DIRECTORS OF THE COMPANY, GENERALLY OPPOSED A SALE OF THE COMPANY AND WOULD HAVE PREFERRED THAT THE COMPANY REMAIN INDEPENDENT, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BEN & JERRY'S SHAREHOLDERS ACCEPT THE CONOPCO OFFER AND TENDER THEIR SHARES OF BEN & JERRY'S COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, Gordian Group, L.P., that, as of the date of the opinion, the consideration to be received by the holders of Ben & Jerry's common stock pursuant to the merger agreement with Conopco is fair from a financial point of view to Ben & Jerry's shareholders. A copy of Gordian Group's written opinion, which sets forth the assumptions made, procedures followed and matters considered by Gordian Group in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are the Conopco Offer to Purchase, dated April 18, 2000, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. I urge you to consider this information carefully.

                                       Best regards,

                                       /s/ Perry D. Odak

                                       Perry D. Odak
                                       President and CEO